Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

February 12, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:  Morgan Youngwood, Staff Accountant

Re:                             Pensare Acquisition Corp.
Revised Preliminary Merger Proxy Statement on Schedule 14A
File No. 001-38167

Dear Mr. Youngwood:

This supplemental information is being provided on behalf of Pensare Acquisition Corp. (the “Company”) in response to phone conversations between representatives of the Company and the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Revised Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission.

As of the date of this letter, Computex (as defined in the Proxy Statement) has not yet finalized the adoption and implementation of ASC 606 for the fiscal year end December 31, 2019. Accordingly, any quantitative analysis of the impact of the adoption of ASC 606 described below is preliminary. The final quantitative impact will be disclosed in the financial statements for the year ended December 31, 2019.

Computex will adopt ASU No. 2014-09, “Revenue from Contracts with Customers,” which created FASB Topic 606 (“Topic 606”) with a date of initial application of January 1, 2019.  Topic 606 also includes Subtopic 340-40, “Other Assets and Deferred Costs — Contracts with Customers,” which requires the deferral of incremental costs of obtaining a contract with a customer.  As a result, Computex plans on adjusting its accounting policy for revenue recognition and incremental costs of obtaining a contract with a customer as detailed below.

Computex plans to adopt Topic 606 using the modified retrospective transition method.  In adopting the new standard, the net cumulative effect from prior periods of applying the guidance in Topic 606 will be recognized as a cumulative effect adjustment to the opening balance of accumulated deficit in Computex’s consolidated balance sheet as of January 1, 2019.  Additionally, Computex plans to elect the option to only account for contracts that remained open as of the January 1, 2019 transition date in accordance with Topic 606.  Revenue recognition for contracts for which substantially all of the revenue was recognized in accordance with the revenue guidance in effect before January 1, 2019 will not be changed.  The comparative information as of December 31, 2018 and for the years ended December 31, 2018 and 2017 will not be adjusted and will continue to be reported under the previously applicable accounting standards.  The qualitative and applicable preliminary quantitative details of the changes identified as of the date of this letter are set forth below.

Computex’s financial statements for the year ended December 31, 2018 were issued during August 2019. The issuance of Computex’s financial statements for the year ended December 31, 2018 was completed prior to Computex’s conclusion on the transition to Topic 606, and accordingly, the qualitative and quantitative analysis and disclosures were not included in Computex’s financial statements for the year ended December 31, 2018.

Revenue Recognition for Hardware

Revenues from sales of hardware products are recognized on a gross basis as the Company has concluded that it is acting as a principal in these transactions, with the selling price to the customer recorded as sales and the acquisition cost of the product recorded as cost of sales. The Company recognizes revenue from these transactions when control has passed to the customer, which is usually upon delivery of the product to the customer.

The Company has evaluated the guidance described in ASC 606-10-55-36 through 55-40 and concluded that it is the principal in connection with the sale of hardware products and therefore records revenue related to such products on a gross basis.

In accordance with ASC 606-10-55-37, an entity is a principal if it controls the specific good or service before that good or service is transferred to a customer. The guidance further states that an entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or may engage another party to satisfy some or all of the performance obligation on its behalf.

ASC 606-10-55-39 sets forth the following indicators of an entity that controls the specified good or service before it is transferred to the customer and is therefore a principal:

a.              The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications).

Computex is primarily responsible to the customer for all hardware product sales, whether shipped directly from suppliers or from Computex warehouses to customers. Computex contracts directly with the buyer and is viewed by the buyer as the sole party responsible for fulfilling the buyer’s request. No other party contracts with the buyer or is obligated to satisfy or fulfill the buyer’s request. Computex considers this relationship critical in understanding the fulfillment obligations and expectations of the buyer. The following points further support that Computex is primarily responsible for the fulfillment and acceptability of hardware product sales:

•                  Contractual relationship: The contractual relationship is between Computex and the buyer. There is no contractual relationship between the buyer and third-party supplier. No other party has any contractual obligations to the buyer. Further, the buyer does not know what third-party supplier the inventory was sourced from, until after the product is rendered.

•                  Responsibility for performance: Computex is responsible for delivering hardware products that satisfy the customers’ needs. Despite not providing performance guarantees, the buyer holds Computex responsible for the functionality of delivered products.

•                  Customer service: Computex is responsible for customer satisfaction.  Computex is directly and intimately involved with customers both on a pre- and post-sale basis and, if a customer requires consultation or assistance or has technical inquiries, they reach out to Computex directly. As a result, customers view Computex as their total solution provider throughout the duration of the customer relationship and view them as their primary source of contact.

•                  Value creation: Computex assists customers in determining the nature, type, characteristics and configurations of their product order so that the customers can identify and purchase the right products in order to optimize their internal needs.

•                  Discretion on sourcing of hardware products: Computex has complete discretion in supplier selection of hardware products sold.

b.              The entity has inventory risk before the specified good or service has been transferred to a customer or after the transfer of control to the customer.

Computex bears unmitigated general inventory risk. Computex takes ownership of the product as soon as it leaves the vendor or distributor (FOB Shipping point). If a customer requests a return after the product has been shipped/invoiced, Computex assumes title/ownership of the return during the return merchandise authorization (“RMA”) process. Computex generally has right to return unopened product within 30 days to the supplier of the product. If a product has been opened, it is generally not returnable and would require an exception by the manufacturer. In all cases, Computex processes and must authorize all returns and works directly with the manufacturer for approval.  Design and architecture of the customers’ desired solution as well as configuration of the product for use is solely the role of Computex.  Vendors do not take part in any discussions or services relating to customer customization and configuration of hardware products. In addition, the Company will from time to time commit to obtaining a hardware product from a supplier (for its own inventory) before it receives a firm purchase commitment from a customer. Lastly, Computex also has the ability to direct and redirect shipment of hardware products from customer to customer, even if the product is already in transit.

c.               The entity has discretion in establishing the price for the specified good or service.

Computex has no contractual restrictions with respect to pricing of the products offered from third-party providers. Accordingly, Computex is solely responsible for and has latitude to establish the prices charged to the customer.

Conclusion: Predicated on the above factors, Computex is the principal in sales of hardware products. Sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recognized as cost of sales. Computex recognizes revenue from these sales at the point in time that control passes to the customer, which is typically upon delivery of the products to the customer. This is consistent with our accounting treatment prior to the adoption of Topic 606.

Revenue Recognition for Software

Revenues from most software license sales are recognized as a single performance obligation on a net basis as the Company is acting as an agent in these transactions at the point the software license is delivered to the customer. Generally, software licenses are sold with accompanying third-party delivered software support, which is a product that allows customers to upgrade, at no additional cost, to the latest technology if new capabilities are introduced during the period that the software support is in effect. The Company evaluates whether the software support is a separate performance obligation by assessing if the third-party delivered software support is critical or essential to the core functionality of the software itself. This involves considering if the software provides its original intended functionality to the customer without the updates, if the customer would ascribe a higher value to the upgrades versus the up-front deliverable, if the customer would expect frequent intelligence updates to the software (such as updates that maintain the original functionality), and if the customer chooses to not delay or always install upgrades. If the Company determines that the accompanying third-party delivered software support is critical or essential to the core functionality of the software license, the software license and the accompanying third-party delivered software support are recognized as a single performance obligation. The value of the product is primarily the accompanying support delivered by a third-party and therefore the Company is acting as an agent in these transactions and recognizes them on a net basis at the point the associated software license is delivered to the customer.

ASC 606-10-55-55 states “In addition to a promise to grant a license to a customer, an entity may also promise to transfer other goods or services to the customer. Those promises may be explicitly stated in the contract or implied by an entity’s customary business practices, published policies, or specific statements (see paragraph 606-10-25-16). As with other types of contracts, when a contract with a customer includes a promise to grant a license in addition to other promised goods or services, an entity applies paragraphs 606-10-25-14 through 25-22 to identify each of the performance obligations in the contract.”

ASC 606-10-25-19 states “A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.              The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.              The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the good or service is distinct within the context of the contract).

As noted above, generally the Company does not sell software on a standalone basis and the software provided is usually accompanied by third-party delivered software support. Consistent with ASC 606-10-25-20 “For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.”

Such facts and circumstances would indicate that criterion (a) of ASC 606-10-25-19 is not met.

If the Company determines that the accompanying third-party delivered software support is critical or essential to the core functionality of the software license, the service and software are considered highly interdependent and interrelated and not separately identifiable per ASC 606-10-25-21c. Thus, this factor indicates that criterion (b) of ASC 606-10-25-19 is also not met, and the software license and third-party delivered support are not separately identifiable.

Therefore, as per ASC 606-10-25-22, the software license and the accompanying third-party delivered software support are recognized as a single performance obligation. This is consistent with criterion (b) within ASC 606-10-55-56 “If the promise to grant a license is not distinct from other promised goods or services in the contract in accordance with paragraphs 606-10-25-18 through 25-22, an entity should account for the promise to grant a license and those other promised goods or services together as a single performance obligation. Examples of licenses that are not distinct from other goods or services promised in the contract include the following:

a.              A license that forms a component of a tangible good and that is integral to the functionality of the good.

b.              A license that the customer can benefit from only in conjunction with a related service (such as an online service provided by the entity that enables, by granting a license, the customer to access content).

The Company has evaluated the guidance described in ASC 606-10-55-36 through 55-40 and concluded that it is the agent in connection with the sale of software licenses accompanied with third-party delivered software support deemed critical or essential to the core functionality of the software itself and therefore records revenue related to such products on a net basis.

In accordance with ASC 606-10-55-38, an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

Conclusion: Predicated on the above factors, Computex is the agent in sales of software licenses accompanied with third-party delivered software support deemed critical or essential to the core functionality of the software itself as the third-party controls the service as it is transferred to the customer and we believe that this is the most relevant assessment of control within ASC 606-10-55-39 in relation to the nature of the specified services within these particular contracts. Therefore, Computex plans to recognize sales on a net basis equal to the selling price to the customer less the acquisition cost and to recognize revenue from these sales at the point in time the associated software license is delivered to the customer. Under previous guidance, Computex bifurcated the sale of the software license from the sale of the support contract, but recorded the sale of both the software product and the software support on a gross sales recognition basis. See below for the preliminary quantitative impact analysis of the adoption of Topic 606.

Preliminary Quantitative Impact Upon Adoption of ASC 606 on Software Sales: As of the date of this letter, Computex estimates that fiscal year 2019 sales and related cost of sales will decrease by approximately $13.6 million as a result of the above planned changes in accounting policy in accordance with the adoption of Topic 606. This change is not expected to have an effect on reported gross profit associated with these transactions.

Revenue Recognition for Third-Party Services

The Company is the agent in sales of third-party maintenance, software support and services as the third-party controls the service until it is transferred to the customer. The Company recognizes sales on a net basis equal to the selling price to the customer less the acquisition cost. The Company recognizes revenue from these sales when the customer and vendor accept the terms and conditions of the arrangement.

The Company has evaluated the guidance described in ASC 606-10-55-36 through 55-40 and concluded that it is the agent in connection with the sale of third-party maintenance, software support and services and therefore records revenue related to such services on a net basis.

In accordance with ASC 606-10-55-38 an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

Conclusion: Predicated on the above factors, Computex is the agent in sales of third-party maintenance, software support and services as the third-party controls the service as it is transferred to the customer and we believe that this is the most relevant assessment of control within ASC 606-10-55-39 in relation to the nature of the specified services within these particular contracts. Therefore, Computex plans to recognize sales on a net basis equal to the selling price to the customer less the acquisition cost and to recognize revenue from these sales at the point in time when the customer and vendor accept the terms and conditions of the arrangement. Under previous guidance, Computex recorded the sales of third-party maintenance, software support and services contracts on a gross sales recognition basis. See below for the preliminary quantitative impact analysis of the adoption of ASC 606.

Preliminary Quantitative Impact Upon Adoption of ASC 606 on Third-Party Services: As of the date of this letter, Computex estimates that fiscal year 2019 sales and related cost of sales will decrease by approximately $21.7 million as a result of the above planned changes in accounting policy in accordance with the adoption of Topic 606. This change is not expected to have an effect on reported gross profit associated with these transactions.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding this letter.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:                                Darrell J. Mays